# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TCTM Kids IT Education Inc., CIK 0001592560
CUSIP: 876108200
Title of class of securities: American depositary shares, one of which represents five Class A ordinary shares, par value of $0.001 per share
Address of issuer's principal executive offices: 19/F, Building A, Vanke Times Center, No. 186 Beiyuan Road, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 01/27/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-341094
Filed by CIK 0001773585

## Reporting persons
- Theodore Walker Cheng-De King: type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sutro Park Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Theodore Walker Cheng-De King is the 100% shareholder of Sutro Park Ltd.

## Item 1. Issuer
Name of issuer: TCTM Kids IT Education Inc.
Address of issuer's principal executive offices: 19/F, Building A, Vanke Times Center No. 186 Beiyuan Road, Chaoyang District Beijing, 100102, Peoples' Republic of China

## Item 2. Person Filing
Name of person filing: (1) Theodore Walker Cheng-De King, and (2) Sutro Park Ltd.
Address of principal business office or, if none, residence: (1) The address of the residence of Theodore Walker Cheng-De King is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong. (2) The principal business address of Sutro Park Ltd. is 46/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
Citizenship: Theodore Walker Cheng-De King is a citizen of Malta. Sutro Park Ltd. is organized under the laws of the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Theodore Walker Cheng-De King: /s/ Theodore Walker Cheng-De King, Theodore Walker Cheng-De King (01/29/2025)
- Sutro Park Ltd.: /s/ Theodore Walker Cheng-De King, Theodore Walker Cheng-De King, Director (01/29/2025)